Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 13, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 24, 2025 The Nasdaq Stock Market (the "Exchange") received from Russell Investments Exchange Traded Funds (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, at $0.01 par value per share, of:

U.S. Small Cap Equity Active ETF

International Developed Equity Active ETF

Global Infrastructure Active ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,